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TRILLIUM THERAPEUTICS INC.

Continuation Number: C1234297

(the "Company")

ARTICLES

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23.1 Method of Giving Notice	30
23.2 Deemed Receipt of Mailing	30
23.3 Certificate of Sending	30
23.4 Notice to Joint Shareholders	30
23.5 Notice to Trustees	30
24. Seal	31
24.1 Who May Attest Seal	31
24.2 Sealing Copies	31
24.3 Mechanical Reproduction of Seal	31
25. Prohibitions	31
25.1 Definitions	31
25.2 Application	32
25.3 Consent Required for Transfer of Shares or Designated Securities	32
26. Special Rights and Restrictions Attaching to Classes of Shares	32
26.1 Common Shares - The Common Shares without par value shall confer on the holders thereof and shall be subject to the following special rights and restrictions:	32
26.2 Class B Shares - The Class B Shares without par value shall confer on the holders thereof and shall be subject to the following special rights and restrictions:	32
26.3 First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:	33
26.4 Series I Non-Voting Convertible First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the Series I Non-Voting Convertible First Preferred Shares are as follows:	34
26.5 Series II Non-Voting Convertible First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the Series II Non-Voting Convertible First Preferred Shares are as follows:	39

TRILLIUM THERAPEUTICS INC.

Continuation Number: BC____________________

(the "Company")

ARTICLES

The Company has as its articles the following Articles:

1. Interpretation

1.1 Definitions

In these Articles, unless the context otherwise requires:

(a) "board of directors", "directors" and "board" mean the directors or sole director of the Company, as the case may be;

(b) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c) "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d) "legal personal representative" means the personal or other legal representative of the shareholder;

(e) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register; and

(f) "seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. Shares and Share Certificates

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to:

(a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name; or

(b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate,

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1 Directors Authorized

Subject to the Business Corporations Act, the provisions of these Articles and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property;

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. Share Registers

4.1 Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. Share Transfers

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. Transmission of Shares

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. Purchase of Shares

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

8. Borrowing

8.1 Borrowing Powers

The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Delegation

The board of directors may from time to time delegate to a committee of the board of directors, a director or an officer of the Company or any other person as may be designated by the board of directors all or any of the powers conferred on the board of directors by Article 8 or by the Business Corporations Act to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

9. Alterations

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the board of directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; or

(c) alter the identifying name of any of its shares.

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(d) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(e) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(f) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by resolution of the board of directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4 Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. Meetings of Shareholders

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

(a) If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2(a), select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

(b) Pursuant to the Business Corporations Act, a resolution of shareholders consented to in writing by all of the shareholders entitled to vote on it, whether by signed document, fax, email, or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the shareholders duly called and held. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the shareholders passed in accordance with this Article 10.2(b) is deemed to be a proceeding at a meeting of shareholders and to be as valid and effective as if it had been passed at a meeting of the shareholders that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of shareholders.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Place of Meeting

Meetings of shareholders may be held within British Columbia or at any place outside British Columbia as the directors may determine from time to time.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days,

but not more than two months before the meeting.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. (Toronto Time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. (Toronto time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

A meeting of shareholders may be held at any time and place permitted by the Business Corporations Act without notice or on shorter notice than that provided for herein, and proceedings thereat shall not be invalidated if:

(a) all the shareholders entitled to vote thereat are present in person or represented by proxy (other than as expressly to object that the meeting is not lawfully called) or if those not present in person or represented by proxy waive notice before or after the meeting or the time prescribed for the notice thereof, in writing of such meeting being held, and

(b) if the auditors and the directors are present or if those not present, waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Company at a meeting of shareholders may transact. If the meeting is held at a place outside British Columbia, shareholders not present in person or represented by proxy, but who have waived notice of such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. Proceedings at Meetings of Shareholders

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the Business Corporations Act, a quorum for the transaction of business at any meeting of shareholders shall be two or more persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy or proxy holder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding shares of the Company. If a quorum is present at the opening of any meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place, but may not transact any other business.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the chief executive officer (if any), the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the chief executive officer, or president; or

(c) such other person designated by the board of directors.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, the person appointed under Article 11.9 above is not present within fifteen (15) minutes after the time set for holding the meeting, or if such person is unwilling to act as chair of the meeting, or if such person has advised the secretary, if any, or any director present at the meeting, that such person will not be present at the meeting, the members of the board of directors present must choose: one of their number, a senior officer or counsel to the Company to chair the meeting or if the director, senior officer or counsel present declines to take the chair or if the board of directors fail to so choose or if no director, senior officer or counsel is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more but not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Company shall not be required to send a form of proxy in the form provided by the Business Corporations Act to each shareholder who is entitled to receive notice of the meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

At any meeting of shareholders every question shall, unless otherwise required by the articles, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot or on results of electronic voting, the chair of the meeting shall not be entitled to a second or casting vote.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. Votes of Shareholders

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b) if a representative is appointed under this Article 12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company in the manner specified in the notice calling the meeting.

12.6 Proxy Provisions Do Not Apply to All Companies

Article 12.12 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply. Articles 12.7 to 12.15 apply to the Company only insofar as they are not inconsistent with any applicable securities legislation and any regulations and rules made and promulgated under such legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by a securities commission or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company in the manner specified in the notice calling the meeting.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(NAME OF COMPANY)
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

________________________________________________
[Signature of shareholder]

________________________________________________
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. Directors

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a) subject to paragraphs 13.1(b) and 13.1(c), the number of directors that is equal to the number of the Company's first directors:

(b) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4:

(c) if the Company is not a public company, the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board of directors may from time to time determine. Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remuneration therefor in that capacity.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.9 Nomination of Directors

(a) Subject to the provisions of the Business Corporations Act, these Articles and Applicable Securities Laws (as defined below), only persons who are nominated in accordance with the procedures set out in this Article 13.9 shall be eligible for election as directors of the Company. Nominations of an individual for election to the board of directors may only be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which such meeting was called is the election of directors of the Company, as follows:

(i) by or at the direction of the board of directors or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act or a requisition to call a meeting of shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii) by any person (a "Nominating Shareholder") who, (A) at the close of business on the date of the giving of the notice provided for below in this Article 13.9 and on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (B) complies with the notice procedures set forth below in this Article 13.9.

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the chief executive officer, president or chief financial officer of the Company at the registered office of the Company in accordance with this Article 13.9.

(c) To be timely, a Nominating Shareholder's notice to the chief executive officer, president or chief financial officer of the Company must be made:

(i) in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the initial Public Announcement (as defined below) of the date of the annual general meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following such Public Announcement;

(ii) in the case of a special meeting of shareholders that is not also an annual general meeting but is called for the purpose of electing directors of the Company (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the initial Public Announcement of the special meeting of shareholders was made; and

(iii) notwithstanding the foregoing, in the case of an annual general or special meeting of shareholders where "notice and access" is used for the delivery of proxy-related materials, not less than 40 days prior to the date of such meeting.

(d) To be in proper written form, a Nominating Shareholder's notice to the chief executive officer, president or chief financial officer of the Company must set forth:

(i) As to each individual whom the Nominating Shareholder proposes to nominate for election as a director:

A) his or her name, age, business address and residence address;

B) his or her principal occupation or employment for the past five years;

C) the class or series and number of shares in the capital of the Company which are owned beneficially, or which are controlled or over which direction is exercised, directly or indirectly, or of record by him or her, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available by the Company and shall have occurred) and as of the date of such notice;

D) a statement as to whether he or she would be "independent" of the Company (within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director of the Company at such meeting and the reasons and basis for such determination; and

E) any other information relating to him or her that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws; and

(ii) As to the Nominating Shareholder giving the notice:

A) the name and address of the Nominating Shareholder;

B) the class or series and number of shares in the capital of the Company which are owned beneficially, or which are controlled or over which direction is exercised, directly or indirectly, or of record by the Nominating Shareholder or its affiliates and associates and any person acting jointly or in concert with the foregoing ("Joint Actors") as of the record date for the meeting of shareholders (if such date shall then have been made publicly available by the Company and shall have occurred) and as of the date of such notice;

C) full particulars of any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or any Joint Actor has the right to vote any shares in the capital of the Company;

D) full particulars of any derivatives, hedges or other economic or voting interests relating to the Nominating Shareholder's interest in the securities of the Company; and

E) any other information relating to such Nominating Shareholder or its Joint Actors that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws.

In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(e) The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(f) No individual shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 13.9; provided, however, that nothing in this Article 13.9 shall be deemed to preclude discussions by a shareholder of the Company (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act or the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not determined to be in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g) For purposes of this Article 13.9:

(i) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, statements, bulletins and notices of securities commission and similar regulatory authority of each province and territory of Canada; and

(ii) "Public Announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

References to "Nominating Shareholder" shall be deemed to refer to each shareholder that nominates a person for election as director of the Company in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(h) Notwithstanding any other provision of these Articles, notice given to the chief executive officer, president or chief financial officer of the Company pursuant to this Article 13.9 may only be given by personal delivery, by email (at such email address as may be stipulated from time to time by the chief executive officer, president or chief financial officer of the Company for this notice) or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the chief executive officer, president or chief financial officer at the address of the registered office of the Company, or by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received), provided that if such delivery, electronic communication or transmission is made on a day which is not a business day or later than 5 p.m. (Toronto time) on a day which is a business day, then such delivery, electronic communication or transmission shall be deemed to have been made on the subsequent day that is a business day.

(i) Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this Article 13.9.

14. Election and Removal of Directors

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under Article 14.1(a), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3 Failure to Elect or Appoint Directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 14.10 or  14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. Powers and Duties of Directors

15.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the agent or attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16. Disclosure of Interest of Directors

16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17. Proceedings of Directors

17.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings

At all meetings of the board of directors, every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board or the chief executive officer or the president, if any, if the chief executive officer or the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the chief executive officer nor president are present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the chief executive officer nor the president, if directors, are willing to chair the meeting; or

(iii) the chair of the board, and the chief executive officer and the president, if directors, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director or alternate director, as the case may be, has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

17.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the board of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

18. Executive and Other Committees

18.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph 18.2(a) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

(v) make any delegation referred to in paragraph 18.2(b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

18.5 Committee Meetings

Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

19. Officers

19.1 Appointment

The board of directors may from time to time appoint an executive chairman, chief executive officer, president, chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board of directors may determine, including one or more assistants to any of the officers so appointed. The board of directors may specify the duties of and, in accordance with this Article 19.1 and subject to the Business Corporations Act and these Articles, delegate to such officers powers to manage the business and affairs of the Company. Subject to Article 19.2, an officer may but need not be a director and one person may hold more than one office.

19.2 Executive Chair of the Board

The board of directors may from time to time also appoint an executive chair of the board of directors who shall be a director. If appointed, the board of directors may assign to the chair any of the powers and duties that are by any provision of these Articles assigned to the chief executive officer; and the executive chair shall, subject to the Business Corporations Act, have such other powers and duties as the board of directors may specify. During the absence or disability of the executive chair of the board, the executive chair's duties shall be performed and the executive chair's powers exercised by the chief executive officer if the chief executive officer is a director, failing which, such other director as the majority of the directors shall determine.

19.3 Chief Executive Officer

If appointed, the chief executive officer, subject to the authority of the board of directors, shall be responsible for implementing the strategic plans and policies of the Company as established by the board of directors; and the chief executive officer shall have such other powers and duties as the board of directors may specify. During the absence or disability of the chair, or if no chair has been appointed, the chief executive officer shall have the powers and duties of that office as contemplated in Article 19.2.

19.4 President

If appointed, the president shall have general supervision of the business of the Company and shall have such other powers and duties as the board of directors may specify. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.

19.5 Chief Financial Officer

If appointed, the chief financial officer shall keep proper accounting records in compliance with the Business Corporations Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Company; the chief financial officer shall render to the board of directors whenever required an account of all transactions as chief financial officer and of the financial position of the Company and shall have such other powers and duties as the board of directors or the chief executive officer may specify.

19.6 Vice-President

If appointed, a vice-president shall have such powers and duties as the board of directors or the chief executive officer may specify.

19.7 Secretary

If appointed, the secretary shall attend and be the secretary of all meetings of the board of directors, shareholders and committees of the board of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board of directors; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, papers, records, documents and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the board of directors or the chief executive officer may specify.

19.8 Treasurer

If appointed, the treasurer shall have such powers and duties as the board of directors or the chief financial officer may specify. During the absence or disability of the chief financial officer, or if no chief financial officer has been appointed, the treasurer shall have the powers and duties of that office.

19.9 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board of directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board of directors or the chief executive officer otherwise directs.

19.10 Variation of Powers and Duties

The board of directors may from time to time and subject to the Business Corporations Act vary, add to or limit the powers and duties of any officer.

19.11 Term of Office

The board of directors in its discretion, may remove any officer of the Company, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board of directors shall hold office until such officer's successor is appointed, or until such officer's earlier resignation.

19.12 Terms of Employment and Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board of directors think fit and are subject to termination at the pleasure of the board of directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

19.13 Fidelity Bonds

The board of directors may require such officers, employees and agents of the Company as the board of directors deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board of directors may from time to time determine.

20. Indemnification

20.1 Definitions

In this Article 20:

(a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c) "expenses" has the meaning set out in the Business Corporations Act.

20.2 Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4 Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, alternate director, officer, employee or agent of the Company;

(b) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

21. Dividends

21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. (Toronto time) on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

21.14 Unclaimed Dividends

Any dividend unclaimed after the expiry of the applicable limitation period shall be forfeited and shall revert to the Company.

22. Documents, Records and Reports

22.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3 Withholding Information from Shareholders

Subject to the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Company's business which, in the opinion of the board of directors, it would be inexpedient in the interests of the shareholders or the Company to communicate to the public. The board of directors may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Company or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Company except as conferred by the Business Corporations Act or authorized by the board of directors or by resolution passed at a meeting of shareholders.

23. Notices

23.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient; and

(f) posting the record on a publicly available website.

23.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph 23.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24. Seal

24.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by the directors.

24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25. Prohibitions

25.1 Definitions

In this Article 25:

(a)  "designated security" means:

(i) a voting security of the Company;

(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in paragraph 25.1(a)(i) and 25.1(a)(ii);

(b)  "security" has the meaning assigned in the Securities Act (British Columbia);

(c)  "voting security" means a security of the Company that:

(i) is not a debt security, and

(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

26. Special Rights and Restrictions Attaching to Classes of Shares

The following special rights and restrictions will attach to the classes of shares:

26.1 Common Shares - The Common Shares without par value shall confer on the holders thereof and shall be subject to the following special rights and restrictions:

(a) Voting Rights - The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings.

(b) Payment of Dividends - The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

(c) Participation upon Liquidation, Dissolution or Winding Up - In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

26.2 Class B Shares - The Class B Shares without par value shall confer on the holders thereof and shall be subject to the following special rights and restrictions:

(a) Voting Rights - The holders of the Class B Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company but shall not be entitled to vote any of their Class B Shares at any such meeting.

(b) Participation upon Liquidation, Dissolution or Winding Up - In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class B Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to the Class B Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Company.

(c) Conversion at Holder's Option

i) Each issued and fully paid Class B Share may at any time be converted, at the option of the holder, into one Common Share. The conversion privilege herein provided for may be exercised by notice in writing given to the Company accompanied by a certificate or certificates representing the Class B Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Company as the holder of the Class B Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class B Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Company shall issue certificates representing fully paid Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class B Shares represented by the certificate or certificates accompanying such notice. If less than all of the Class B Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class B Shares representing the shares comprised in the original certificates which are not to be converted.

ii) Idem:  All Common Shares resulting from any conversion of issued and fully paid Class B Shares into Common Shares pursuant to Article 26.2 (c)(i) shall be deemed to be fully paid and non-assessable.

iii) Idem:  None of the Class B Shares or the Common Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

26.3 First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a) Series - The First Preferred Shares may at any time and from time to time be issued in one or more series. Subject to the provisions of Articles 26.3 (b) and (c), the board of directors of the Company may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b) Idem:  The First Preferred Shares shall be entitled to priority over the Common Shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

(c) Idem:  The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

26.4 Series I Non-Voting Convertible First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the Series I Non-Voting Convertible First Preferred Shares are as follows:

(a) Voting Rights - The holders of Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of the Company but shall not be entitled to vote at any such meeting, except with respect to such matters and in the manner as to which voting rights are accorded to the holders of specified classes of shares pursuant to the provisions of the Business Corporations Act or applicable law (the "Exception"). In the event of an Exception, and to the extent permitted by law, a holder of Series I Non-Voting Convertible First Preferred Shares shall: (A) vote together with the holders of Common Shares as a single class; and (B) be entitled to cast that number of votes equal to the number of whole Common Shares into which the Series I Non-Voting Convertible First Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matters.

(b) Dividends - The holders of the Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive and the Company shall pay thereon, dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner (and whether in money or otherwise) as the board of directors may from time to time determine, equally, on a share-for-share basis, with the holders of other series of First Preferred Shares and, at the discretion of the board of directors, either in priority to, or equally on a share-for-share basis with, the holders of Common Shares and Class B Shares.

(c) Participation upon Liquidation, Dissolution or Winding Up - In the event of liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, or in the event of a reduction or redemption of the capital stock of the Company, the holders of the Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive an amount per share equal to that amount of money that was received by the Company as consideration for such Series I Non-Voting Convertible First Preferred Shares or in the event that Series I Non-Voting Convertible First Preferred Shares were not issued for money, then the amount equal to the fair value of any property received by the Company as consideration for the issuance of such Series I Non-Voting Convertible First Preferred Shares (where such fair value is determined at the time of the issuance of the Series I Non-Voting Convertible First Preferred Shares) divided by the number of Series I Non-Voting Convertible First Preferred Shares issued, in lawful money of Canada, the whole before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of Common Shares and Class B Shares. After payment to the holders of the Series I Non-Voting Convertible First Preferred Shares of the amount so payable to them in accordance with this Article 26.4 they shall not be entitled to share in any further distribution of property or assets of the Company.

(d) Authority to Issue Series I Non-Voting Convertible First Preferred Shares- The board of directors of the Company may from time to time authorize the issuance of the Series I Non-Voting Convertible First Preferred Shares and fix the number of Series I Non-Voting Convertible First Preferred Shares to be allotted and issued and the amount and kind of consideration to be received by the Company in respect of each such issuance of Series I Non-Voting Convertible First Preferred Shares.

(e) Reservation of Common Shares Issuable Upon Conversion- The Company shall at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series I Non-Voting Convertible First Preferred Shares, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the holders of the Series I Non-Voting Convertible First Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Article 26.4 (f)(iv)) upon the conversion of all outstanding Series I Non-Voting Convertible First Preferred Shares. All Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f) Conversion- In this section, the following terms shall have the following respective meanings.

"Alternate Consideration" has the meaning given to it in Article 26.4 (f)(iv)(C);

"CDS" means the CDS Clearing and Depository Services Inc. and its successors;

"CDS Participant" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

"Conversion Date" means the date as of which the subject Series I Non-Voting Convertible First Preferred Shares are to be converted;

"Conversion Price" means Cdn.$0.21, subject to adjustment in accordance with Article 26.4 (f)(iv);

"Conversion Ratio" means, for each Series I Non-Voting Convertible First Preferred Share, an amount equal to the Reference Price divided by the Conversion Price;

"Exchange" means the Toronto Stock Exchange or, if applicable, such other stock exchange on which the Common Shares are principally traded;

"Fundamental Transaction" has the meaning given to it in Article 26.4 (f)(iv)(C);

"Notice of Conversion" means a notice of conversion of Series I Non-Voting Convertible First Preferred Shares given by a holder of such shares or by the Company;

"Person" means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity and includes a group of Persons acting jointly or in concert;

"Reference Price" means Cdn.$0.21; and

"Underlying shares" means, in respect of Series I Non-Voting Convertible First Preferred Shares to be converted, the Common Shares to be issued upon such conversion.

(i) Conversion Rights of Holders: Each holder of Series I Non-Voting Convertible First Preferred Shares shall have the right to convert all or any of the holder's Series I Non-Voting Convertible First Preferred Shares into that number of Common Shares equal to the Conversion Ratio in effect at the time of such conversion.

(ii) Notice of Conversion:

A) A Notice of Conversion by a holder of Series I Non-Voting Convertible First Preferred Shares to the Company must be given not less than seven (7) calendar days prior to the Conversion Date.

B) A Notice of Conversion shall be in writing and shall be validly and effectively given on the date on which it is received, if delivered personally, or sent, if sent by fax or email to the Company.

C) A Notice of Conversion given by a holder of Series I Non-Voting Convertible First Preferred Shares to the Company shall set out:

1) the Conversion Date which shall be specified by the holder;

2) unless all the Series II Non-Voting Convertible First Preferred Shares held by the holder who delivered the Notice of Conversion are to be converted (which, if such is the case, shall be stated in the notice), the number of Series II Non-Voting Convertible First Preferred Shares which are to be converted; and

3) the representation that the Underlying shares will be registered in the name of the registered holder of the Series I Non-Voting Convertible First Preferred Shares to be converted unless, alternatively, subject to applicable securities laws and restrictions on transfer, including, if applicable, United States securities laws, the transfer agent of the Company (the Transfer Agent) receives from such holder, on or before the seventh calendar day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in the City of Toronto, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Company to register the Underlying shares in some other name or names (the Transferee(s)) and stating the name(s) (with address(es)) accompanied by payment by the holders to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of the Transferees to be transferred or hold the Underlying shares.

(iii) Delivery of Share Certificates/Recording of Beneficial Interest Upon Conversion

A) On the Conversion Date, a holder of Series I Non-Voting Convertible First Preferred Shares shall receive, upon surrender for cancellation of the certificate or certificates representing the Series I Non-Voting Convertible First Preferred Shares, a certificate evidencing the Underlying shares issuable to such holder in accordance with this Article 26.4(f), which Underlying shares so issued shall be listed on the Exchange. Alternatively, subject to applicable securities laws, including, if applicable, United States securities laws, such holder may request, in the Notice of Conversion or by written request delivered to the Company not later than ten calendar days prior to the Conversion Date, that the Company record or cause to be recorded, in the book-based system administered by CDS in respect of the Common Shares, such holder's interest in such shares, in which case the Notice of Conversion (or the subsequent written request) shall provide the account particulars of the holder's CDS Participant and other details necessary to record such interest in the CDS system.

B) Any Series I Non-Voting Convertible First Preferred Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, a holder of Series I Non-Voting Convertible First Preferred Shares so converted shall cease to be entitled to exercise any of the rights attributable to such shares (but, for greater certainty, will continue to be entitled to receive dividends on the Series I Non-Voting Convertible First Preferred Shares so converted in respect of which the ex-dividend date occurs prior to the Conversion Date but are paid on or after the Conversion Date), and shall become a holder of the Underlying shares of record, effective on the Conversion Date.

C) If less than all of the Series I Non-Voting Convertible First Preferred Shares of a holder are converted on any Conversion Date, the Company shall issue to such holder on the Conversion Date a new share certificate representing the balance of the Series I Non-Voting Convertible First Preferred Shares not converted.

(iv) Certain Adjustments

A) Stock Dividends and Stock Splits. If the Company, at any time while any Series I Non-Voting Convertible First Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon conversion of Series I Non-Voting Convertible First Preferred Shares) with respect to the then outstanding Common Shares; (B) subdivides outstanding Common Shares into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Article 26.4(f)(iv)(A) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

B) Rights Upon Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, reorganization, plan of arrangement or other similar transaction) (a "Distribution"), a holder of Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive the dividend or distribution of assets that would have been payable to such holder pursuant to the Distribution had such holder converted his, her or its Series I Non-Voting Convertible First Preferred Shares (or, if he, she or it had partially converted such shares prior to the Distribution, any unconverted portion thereof) immediately prior to such record date.

C) Fundamental Transaction.

1) Right to Receive Consideration. If, at any time while any Series I Non-Voting Convertible First Preferred Shares are outstanding:

a) the Company effects any amalgamation, merger, business combination or other transaction of the Company with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act involving the Company or another transaction pursuant to which a Person, or a group of Persons acting jointly or in concert, acquires all of the issued and outstanding Common Shares;

b) the Company effects any sale, lease or other disposition of all or substantially all of the assets or undertaking of the Company;

c) the Company effects any reclassification of Common Shares or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Article 26.4(f)(iv)(A) above) to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction of series of transactions involving the Company or any of its subsidiaries, directly or indirectly,

(in any such case, a "Fundamental Transaction"), then, a holder of Series I Non-Voting Convertible First Preferred Shares shall have the right to receive (in exchange for such Series I Non-Voting Convertible First Preferred Shares in the event that the Common Shares are exchanged for other securities, cash or property in the Fundamental Transaction) the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of Common Shares, assuming conversion of the Series I Non-Voting Convertible First Preferred Shares in accordance with Article 26.4(f)(i) (the "Alternate Consideration").

2) Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the a holder of Series I Non-Voting Convertible First Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series I Non-Voting Convertible First Preferred Shares following such Fundamental Transaction.

3) Takeover Bid. In the event of a "takeover bid" that is a "formal bid" (as such terms are defined in National Instrument 62-104 - Take-Over Bids and Issuer Bids ("NI 62-104")) for the Common Shares, the offeror of such bid shall make an offer (the "Preferred Share Offer") to acquire the same percentage of outstanding Series I Non-Voting Convertible First Preferred Shares as the percentage of Common Shares for which the formal bid is being made, and such Preferred Share Offer shall be on the same terms and for the same amount and kind of per share consideration that is offered to the holders of Common Shares under the formal bid.

4) Successor in Interest. To the extent necessary to effectuate the foregoing provisions, any successor to the Company in such Fundamental Transaction shall include in its constating documents shares having the same terms and conditions and issue to the holders of Series I Non-Voting Convertible First Preferred Shares new preferred shares consistent with the foregoing provisions and evidencing the such holders' right to convert such preferred shares into Alternate Consideration.

5) Ibid.  The terms of any agreement to which the Company is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor to comply with the provisions of this Article 26.4(f)(iv)(C) and ensuring that the Series I Non-Voting Convertible First Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

6) Notice. The Company shall cause to be delivered to each holder, at its last address as it shall appear upon the share register of the Company, written notice of any Fundamental Transaction at least 61 days prior to the date on which such Fundamental Transaction is expected to become effective or close.

D) Notice to the Holders.

1) Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Article 26.4(f), the Company shall promptly deliver to each holder of Series I Non-Voting Convertible First Preferred Shares a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

2) Other Notices. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of Common Shares, (C) the Company shall authorize the granting to all holders of Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any business combination, amalgamation or plan of arrangement to which the Company is a party, any sale or transfer of all or substantially all of the assets or undertaking of the Company, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Series I Non-Voting Convertible First Preferred Shares, and shall cause to be delivered to each holder of Series I Non-Voting Convertible First Preferred Shares at its last address as it shall appear upon the share register of the Company, at least 61 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange such shares for securities, cash or other property deliverable upon such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

(v) Fractional shares - No fractional Common Shares shall be issued upon the conversion of Series I Non-Voting Convertible First Preferred Shares. As to any fraction of a Common Share which a holder would otherwise be entitled to receive upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole Common Share.

(vi) Tax Election - An election in prescribed form and within the prescribed time limit shall be made by the Company under subsection 191.2(1) of the Income Tax Act (Canada) with respect to the Series I Non-Voting Convertible First Preferred Shares.

26.5 Series II Non-Voting Convertible First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the Series II Non-Voting Convertible First Preferred Shares are as follows:

(a) Voting Rights - The holders of Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of the Company but shall not be entitled to vote at any such meeting, except with respect to such matters and in the manner as to which voting rights are accorded to the holders of specified classes of shares pursuant to the provisions of the Business Corporations Act or applicable law (the "Exception"). In the event of an Exception, and to the extent permitted by law, a holder of Series II Non-Voting Convertible First Preferred Shares shall: (A) vote together with the holders of Common Shares as a single class; and (B) be entitled to cast that number of votes equal to the number of whole Common Shares into which the Series II Non-Voting Convertible First Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matters.

(b) Dividends - The holders of the Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive and the Company shall pay thereon, dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner (and whether in money or otherwise) as the board of directors may from time to time determine, equally, on a share-for share basis, with the holders of other series of First Preferred Shares and, at the discretion of the board of directors, either in priority to, or equally on a share-for-share basis with, the holders of Common Shares and Class B Shares.

(c) Liquidation, Dissolution and Winding-up Rights - In the event of liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, or in the event of a reduction or redemption of the capital stock of the Company, the holders of the Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive an amount per share equal to that amount of money that was received by the Company as consideration for such Series II Non-Voting Convertible First Preferred Shares or in the event that Series II Non-Voting Convertible First Preferred Shares were not issued for money, then the amount equal to the fair value of any property received by the Company as consideration for the issuance of such Series II Non-Voting Convertible First Preferred Shares (where such fair value is determined at the time of the issuance of the Series II Non-Voting Convertible First Preferred Shares) divided by the number of Series II Non-Voting Convertible First Preferred Shares issued, in lawful money of Canada, the whole before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of Common Shares and Class B Shares. After payment to the holders of the Series II Non-Voting Convertible First Preferred Shares of the amount so payable to them in accordance with this Article 26.5 they shall not be entitled to share in any further distribution of property or assets of the Company.

(d) Authority to Issue Series II Non-Voting Convertible First Preferred Shares- The board of directors of the Company may from time to time authorize the issuance of the Series II Non-Voting Convertible First Preferred Shares and fix the number of Series II Non-Voting Convertible First Preferred Shares to be allotted and issued and the amount and kind of consideration to be received by the Company in respect of each such issuance of Series II Non-Voting Convertible First Preferred Shares.

(e) Reservation of Common Shares Issuable Upon Conversion- The Company shall at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series II Non-Voting Convertible First Preferred Shares, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the holders of the Series II Non-Voting Convertible First Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable taking into account the adjustments of Article 26.5(f)(v) upon the conversion of all outstanding Series II Non-Voting Convertible First Preferred Shares. All Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f) Conversion- In this Article 26.5(f), the following terms shall have the following respective meanings.

"Alternate Consideration" has the meaning given to it in Article 26.5(f)(v)(C);

"CDS" means the CDS Clearing and Depository Services Inc. and its successors;

"CDS Participant" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

"Conversion Date" means the date as of which the subject Series II Non-Voting Convertible First Preferred Shares are to be converted;

"Conversion Price" means US$19.50, subject to adjustment in accordance with Article 26.5(f)(v);

"Conversion Ratio" means, for each Series II Non-Voting Convertible First Preferred Share, an amount equal to the Reference Price divided by the Conversion Price;

"Exchange" means the Toronto Stock Exchange or, if applicable, such other stock exchange on which the Common Shares are principally traded;

"Fundamental Transaction" has the meaning given to it in Article 26.5(f)(v)(C);

"Notice of Conversion" means a notice of conversion of Series II Non-Voting Convertible First Preferred Shares given by a holder of such shares or by the Company;

"Person" means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity and includes a group of Persons acting jointly or in concert;

"Reference Price" means US$19.50;

"Rights Plan" means the rights agreement dated as of September 16, 2013 between the Company and Computershare Investor Services Inc., as amended on June 3, 2014, as such agreement may be further amended, restated, supplemented and/or replaced from time to time; and

"Underlying Shares" means, in respect of Series II Non-Voting Convertible First Preferred Shares to be converted, the Common Shares to be issued upon such conversion.

(i) Conversion Rights of Holders: Subject to Article 26.5(f)(ii), each holder of Series II Non-Voting Convertible First Preferred Shares shall have the right to convert all or any of the holder's Series II Non-Voting Convertible First Preferred Shares into that number of Common Shares equal to the Conversion Ratio in effect at the time of such conversion.

(ii) Restrictions on Conversion:

A) No Series II Non-Voting Convertible First Preferred Share will be convertible by the holder of such Series II Non-Voting Convertible First Preferred Shares, if, after giving effect to, and as a result of, such conversion, the holder of such Series II Non-Voting Convertible First Preferred Shares, together with any person acting jointly or in concert with the holder within the meaning of NI 62-104 (a "joint actor", and collectively with the holder of such Series II Non-Voting Convertible First Preferred Shares, the "Holders") would beneficially own or exercise control or direction over Common Shares in excess of the Maximum Percentage or any Holder would become an "Acquiring Person" as defined in the Rights Plan.

B) For the purposes of this Article 26.5(f)(ii), the "Maximum Percentage" will be 4.99% of the issued and outstanding Common Shares; provided that, by written notice to the Company, the Holders may elect to decrease or increase the Maximum Percentage to any other percentage specified in such notice; provided further that any increase (but not decrease) will not be effective until the 61st day after such notice is delivered to the Company; and provided further that the Maximum Percentage will not exceed:

1) 9.99% of the issued and outstanding Common Shares unless, to the extent the Common Shares are then listed and posted for trading on the Exchange, the Holders have first provided:

a) The Exchange with a Personal Information Form ("PIF") pursuant to the Exchange policies and such PIF has been approved by the Exchange; and

b) A copy of the approval of the PIF by the Exchange to the Company;

2) 19.99% of the issued and outstanding Common Shares, unless the Company, at the Company's sole cost and expense, has obtained approval of such increase from (A) the Exchange, and (B) the holders of Common Shares in accordance with the applicable policies of the Exchange and the Company covenants and agrees to call and hold the meeting of shareholders related to such approval and to recommend to shareholders to vote in favour of such approval.

C) For the purposes of this Article 26.5(f)(ii), the issued and outstanding Common Shares will be calculated and "beneficial ownership" will be determined in accordance with NI 62-104. In determining beneficial ownership, the Holders may rely on the number of issued and outstanding Common Shares as reflected in:

1) The Company's most recent filing under Section 5.4 of National Instrument 51-102 - Continuous Disclosure Obligations or other public filing by the Company on SEDAR;

2) A more recent public announcement by the Company; or

3) a written confirmation to the Holders by the Company or the Company's transfer agent (the "Transfer Agent") setting forth the number of Common Shares issued and outstanding.

 Upon the written request of Holders given for any reason and at any time, the Company will provide, or will cause its Transfer Agent to provide, within two business days of receipt of a written request from the Holders, confirmation in writing to the Holders the number of Common Shares then issued and outstanding.

D) Upon Exchange and shareholder approval obtained by the Company in accordance with Article 26.5(f)(ii)(B)(2); the provisions contained in this Article 26.5(f)(ii) will terminate and cease to be of any further force or effect.

(iii) Notice of Conversion:

A) A Notice of Conversion by a holder of Series II Non-Voting Convertible First Preferred Shares to the Company must be given not less than seven (7) calendar days prior to the Conversion Date.

B) A Notice of Conversion shall be in writing and shall be validly and effectively given on the date on which it is received, if delivered personally, or sent, if sent by fax or email to the Company.

C) A Notice of Conversion given by a holder of Series II Non-Voting Convertible First Preferred Shares to the Company shall set out:

1) the Conversion Date which shall be specified by the holder;

2) unless all the Series II Non-Voting Convertible First Preferred Shares held by the holder who delivered the Notice of Conversion are to be converted (which, if such is the case, shall be stated in the notice), the number of Series II Non-Voting Convertible First Preferred Shares which are to be converted; and

3) the representation that the Underlying Shares will be registered in the name of the registered holder of the Series II Non-Voting Convertible First Preferred Shares to be converted unless, alternatively, subject to applicable securities laws and restrictions on transfer, including, if applicable, United States securities laws, the Transfer Agent receives from such holder, on or before the seventh calendar day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in the City of Toronto, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Company to register the Underlying Shares in some other name or names (the "Transferee(s)") and stating the name(s) (with address(es)) accompanied by payment by the holders to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of the Transferees to be transferred or hold the Underlying Shares.

(iv) Delivery of Share Certificates / Recording of Beneficial Interest upon Conversion:

A) On the Conversion Date, a holder of Series II Non-Voting Convertible First Preferred Shares shall receive, upon surrender for cancellation of the certificate or certificates representing the Series II Non-Voting Convertible First Preferred Shares, a certificate evidencing the Underlying Shares issuable to such holder in accordance with this Article 26.5(f), which Underlying Shares so issued shall be listed on the Exchange. Alternatively, subject to applicable securities laws, including, if applicable, United States securities laws, such holder may request, in the Notice of Conversion or by written request delivered to the Company not later than ten calendar days prior to the Conversion Date, that the Company record or cause to be recorded, in the book-based system administered by CDS in respect of the Common Shares, such holder's interest in such shares, in which case the Notice of Conversion (or the subsequent written request) shall provide the account particulars of the holder's CDS Participant and other details necessary to record such interest in the CDS system.

B) Any Series II Non-Voting Convertible First Preferred Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, a holder of Series II Non-Voting Convertible First Preferred Shares so converted shall cease to be entitled to exercise any of the rights attributable to such shares (but, for greater certainty, will continue to be entitled to receive dividends on the Series II Non-Voting Convertible First Preferred Shares so converted in respect of which the ex-dividend date occurs prior to the Conversion Date but are paid on or after the Conversion Date), and shall become a holder of the Underlying Shares of record, effective on the Conversion Date.

C) If less than all of the Series II Non-Voting Convertible First Preferred Shares of a holder are converted on any Conversion Date, the Company shall issue to such holder on the Conversion Date a new share certificate representing the balance of the Series II Non-Voting Convertible First Preferred Shares not converted.

(v) Certain Adjustments:

A) Stock Dividends and Stock Splits. If the Company, at any time while any Series II Non-Voting Convertible First Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon conversion of Series II Non-Voting Convertible First Preferred Shares) with respect to the then outstanding Common Shares; (B) subdivides outstanding Common Shares into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Article 26.5(f)(v)(A) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

B) Rights Upon Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, reorganization, plan of arrangement or other similar transaction) (a "Distribution"), a holder of Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive the dividend or distribution of assets that would have been payable to such holder pursuant to the Distribution had such holder converted his, her or its Series II Non-Voting Convertible First Preferred Shares (or, if he, she or it had partially converted such shares prior to the Distribution, any unconverted portion thereof) immediately prior to such record date.

C) Fundamental Transaction.

1) Right to Receive Consideration. If, at any time while any Series II Non-Voting Convertible First Preferred Shares are outstanding:

a) the Company effects any amalgamation, merger, business combination or other transaction of the Company with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act involving the Company or another transaction pursuant to which a Person, or a group of Persons acting jointly or in concert, acquires all of the issued and outstanding Common Shares;

b) the Company effects any sale, lease or other disposition of all or substantially all of the assets or undertaking of the Company;

c) the Company effects any reclassification of Common Shares or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Article 26.5(f)(v)(A) above) to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction of series of transactions involving the Company or any of its subsidiaries, directly or indirectly,

(in any such case, a "Fundamental Transaction"), then, a holder of Series II Non-Voting Convertible First Preferred Shares shall have the right to receive (in exchange for such Series II Non-Voting Convertible First Preferred Shares in the event that the Common Shares are exchanged for other securities, cash or property in the Fundamental Transaction) the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of Common Shares, assuming conversion of the Series II Non-Voting Convertible First Preferred Shares in accordance with Article 26.5(f)(i) (the "Alternate Consideration").

2) Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the a holder of Series II Non-Voting Convertible First Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series II Non-Voting Convertible First Preferred Shares following such Fundamental Transaction.

3) Takeover Bid. In the event of a "takeover bid" that is a "formal bid" (as such terms are defined in NI 62-104) for the Common Shares, the offeror of such bid shall make an offer (the "Preferred Share Offer") to acquire the same percentage of outstanding Series II Non-Voting Convertible First Preferred Shares as the percentage of Common Shares for which the formal bid is being made, and such Preferred Share Offer shall be on the same terms and for the same amount and kind of per share consideration, in each case taking into account all adjustments pursuant to Article 26.5(f)(v), that is offered to the holders of Common Shares under the formal bid.

4) Successor in Interest. To the extent necessary to effectuate the foregoing provisions, any successor to the Company in such Fundamental Transaction shall include in its constating documents shares having the same terms and conditions and issue to the holders of Series II Non-Voting Convertible First Preferred Shares new preferred shares consistent with the foregoing provisions and evidencing the such holders' right to convert such preferred shares into Alternate Consideration.

5) Ibid.  The terms of any agreement to which the Company is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor to comply with the provisions of this Article 26.5(f)(v)(C) and ensuring that the Series II Non-Voting Convertible First Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

6) Notice. The Company shall cause to be delivered to each holder, at its last address as it shall appear upon the share register of the Company, written notice of any Fundamental Transaction at least 61 days prior to the date on which such Fundamental Transaction is expected to become effective or close.

D) Notice to Holders.

1) Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Article 26.5(f), the Company shall promptly deliver to each holder of Series II Non-Voting Convertible First Preferred Shares a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

2) Other Notices. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of Common Shares, (C) the Company shall authorize the granting to all holders of Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any business combination, amalgamation or plan of arrangement to which the Company is a party, any sale or transfer of all or substantially all of the assets or undertaking of the Company, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Series II Non-Voting Convertible First Preferred Shares, and shall cause to be delivered to each holder of Series II Non-Voting Convertible First Preferred Shares at its last address as it shall appear upon the share register of the Company, at least 61 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange such shares for securities, cash or other property deliverable upon such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

(vi) Fractional shares- No fractional Common Shares shall be issued upon the conversion of Series II Non-Voting Convertible First Preferred Shares. As to any fraction of a Common Share which a holder would otherwise be entitled to receive upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole Common Share.

(vii) Tax Election- An election in prescribed form and within the prescribed time limit shall be made by the Company under subsection 191.2(1) of the Income Tax Act (Canada) with respect to the Series II Non-Voting Convertible First Preferred Shares.

The foregoing articles are approved by one or more of the directors of the Company pursuant to section 302(1)(c) of the Business Corporations Act (British Columbia), on the 9th day of May, 2019 as the articles of the Company once it is continued into British Columbia as a company.

"Robert Kirkman"
Dr. Robert Kirkman